October 26, 2017

VIA EDGAR SUBMISSION

Mr. Alberto Zapata

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential Jennison Blend Fund, Inc.

Post-Effective Amendment No. 57 to the Form N-1A Registration Statement under the Securities Act of 1933; Amendment No. 58 to the Form N-1A Registration Statement under the Investment Company Act of 1940 Securities Act Registration No. 002-75128

Investment Company Act No. 811-03336

Dear Mr. Zapata:

We filed with the Securities and Exchange Commission (the Commission) through EDGAR on August 16, 2017 on behalf of Prudential Jennison Blend Fund, Inc. (the Fund) the above-referenced post-effective amendment (the Amendment). The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of adding a new class of shares to the Fund. The new class of shares is known as Class Q.

This letter is intended to respond to the Commission Staff’s comments that were conveyed by you by telephone on October 2, 2017 with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL COMMENTS:

1. Comment: Please complete and update all blanks and bracketed items which appear in the Amendment in the Registrant’s next post-effective amendment filing.

Response: We hereby confirm that all blanks and/or incomplete information will be supplied and included in the Registrant’s next post-effective amendment filing.

2. Comment: Please submit these comments and the Registrant’s responses thereto as a Correspondence submission on EDGAR addressed to Alberto Zapta prior to the effectiveness of the Amendment.

Response: The staff’s comments and the Registrant’s responses thereto, will be submitted and filed on EDGAR as Correspondence, addressed to you, prior to the effectiveness of the Amendments.

3. Comment: Please note that the company and its management are responsible for the adequacy and accuracy of the disclosures contained in the Amendment, notwithstanding any review, comments, action or absence of action taken by the Commission Staff.

Response: We hereby confirm our understanding, as described above.

4. Comment: Please confirm that the applicable EDGAR Series and Class ID information will be updated to reflect the inclusion of Class Q shares for the Funds.

Response: The EDGAR Series and Class ID information for the Funds will be updated to include the relevant information pertaining to the Class Q shares of each Fund.

5. Comment: To the extent that a comment furnished with respect to a specific prospectus or statement of additional information is applicable to other prospectuses and/or statements of additional information, your response should be considered to similarly apply to all such other prospectuses and/or statements of additional information.

Response: Comments which have applicability to other prospectuses and/or statements of additional information in the fund complex will be applied accordingly.

6. Comment: If the new Class Q shares will be considered as “clean” shares pursuant to the No-Action letter issued by the Office of the Chief Counsel of the Division of Investment Management to The Capital Group (January 11, 2017), please include the relevant disclosures.

Response: The Registrant is still reviewing the No-Action Letter and has not made a decision on whether or not to offer a “clean” share class. If the Registrant determines to reply upon the letter then it would satisfy all of the applicable conditions.

COMMENTS ON THE PROSPECTUS:

7. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” please provide more information and detail with respect to the Fund’s principal investment strategies. Please consider utilizing relevant “Item 9” disclosure in the summary.

Response: In response to this comment, the disclosure with respect to the Fund’s principal investment strategies has been revised.

8. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” please provide more specificity with respect to the types of equity-related securities in which the Fund may invest.

Response: In response to this comment, the disclosure has been revised.

9. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” please re-locate the following disclosure to the appropriate section within the Prospectus, since this disclosure discusses the risks of investing in smaller company stocks:

“To the extent that the Fund invests in smaller companies, small company stocks present above-average risks. Generally, the stock prices of small companies are more volatile than the prices of large company stocks. This means that when stock prices decline overall, the Fund may decline more than a broad-based securities market index. Small companies usually offer a smaller range of products and services than larger companies. They also may have limited financial resources and may lack management depth.”

Response: In response to this comment, the disclosure has been removed from the Prospectus. The discussion of principal risks included in the Fund Summary includes discussion about the risks of investing in smaller company stocks.

10. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” the disclosures pertaining to foreign securities, debt obligations and real estate investment trusts should be included in the summary if they are principal strategies. Also, with respect to foreign securities, the Prospectus should include corresponding risk disclosure.

Response: These strategies are not considered to be principal investment strategies of the Fund.

11. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies” with respect to the discussion of short sales, please confirm that the Prospectus fee table includes expenses relating to short sales in the “other expenses” row of the Prospectus fee table.

Response: Confirmed.

12. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Investments and Investment Strategies,” in the table entitled “Principal and Non-Principal Strategies,” please segregate the table so that principal and non-principal strategies are grouped separately. Please also include the percentage limits applicable to each strategy in the summary. Please consider moving this table to the Item 4 summary within the Prospectus.

Response: Upon review, we believe that the existing presentation and order complies with the requirements of Form N-1A, and therefore we respectfully decline the Staff’s comment.

13. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks—Risks of Investing in the Fund,” in the discussion of the risks of investing in exchange-traded funds, please include a discussion and explanation pertaining to premium discount risk, as well as any other risk disclosures that are relevant to exchange-traded funds.

Response: In response to this comment, the risk disclosure pertaining to ETFs has been revised.

14. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—How to Buy Shares,” please include a discussion and explanation of “dealer reallowance,” since the sales charge table which appears in this section identifies the amount of dealer reallowance that is paid based on different sales charge amounts.

Response: In response to this comment, the Prospectus has been revised to include an explanation of the term “dealer reallowance.”

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel